Mail Stop 3561

				June 29, 2005

By Facsimile and U.S. Mail

Mr. David R. Emery
President and Chief Executive Officer
Black Hills Corporation
Black Hills Power, Inc.
625 Ninth Street
Rapid City, South Dakota 57701

		Re:	Black Hills Corporation
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-31303

		Black Hills Power, Inc.
			Form 10-K for the year ended December 31, 2004
			Filed March 30, 2005
			File No. 1-7978

Dear Mr. Emery:

      We have reviewed your filing and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please include them in your future filings including interim periods where applicable. In our interest to reduce the volume of comments, we have not addressed Black Hills Power, Inc. with a separate comment if applicable to their facts and circumstances. Please note that if you agree to a revision, we would also expect a concurrent change be made in the Black Hills Power, Inc. financial statements and related disclosures. Please confirm to us your agreement with this objective.

Items 7 and 7A Management`s Discussion and Analysis of Financial
Condition and Results of Operations and Quantitative and Qualitative
Disclosures About Market Risk

Oil and Gas, page 51

2. We note that your lease operating expenses and depletion per Mcfe sold has changed substantially in the periods provided. Please expand to discuss the economic reasons that underlie these variances.

Electric Utility, page 53

3. Your electric utility segment has a trend of decreasing operating and net income over the 3 year period. Your discussion should provide greater information on the reasons underlying such a trend.
For example, we note rising purchased power costs, offset by decreased fuel costs, were responsible for much of the 2004 earnings decline. It is implied that rising natural gas prices made it more economical to purchase other fuel source power and cut back on your gas-fired generation. If this was the case, you may want to make it clearer in your discussion. If not the case, then expand to explain the business reasons for your increased purchased power costs versus lower fuel costs. Furthermore the reasons for each of the increasing components of utility operating expenses should be discussed and quantified.

4. We note that you have provided mwh volumes sold by firm electric sales and wholesale off-system sales. You indicate on page 13 that your customer base includes commercial, residential, contract wholesale, wholesale off-system, industrial, municipal, and other customers. Please provide volume data and revenue amounts segregated by components of your customer base.

5. We note that you indicate degree days in 2004 are 9 percent below
normal and 11 percent below the prior year. We assume you mean heating degree days. While such information is useful, we believe your disclosure could be enhanced by providing an analysis of the class of customers who are more sensitive to weather trends in tying the numerical change in degree days with the related volume change for such customers. To the extent your residential customer base does not use electric resistance to heat their homes; you may want to
make this clear.   In addition since your peak load occurs at
approximately the same volume for summer versus winter, you may want to clarify whether you mean heating degree days or cooling degree days.

Note 1. Business Description and Summary of Significant Accounting
Policies

Material, Supplies and Fuel, page 86

6. Please tell us how you currently account for the stripping costs associated with your mining activities. To the extent that such costs are capitalized as a component of inventory, please tell us how often your inventory turns. Additionally, please tell us how the adoption of EITF 04-06 will impact your financial statements.

7. Please disclose the aggregate transaction gain or loss recorded in
your consolidated statements of income for the three years ended
December 31, 2004.     Please refer to paragraphs 15 and 30 of
SFAS
52. Please explain your basis in GAAP, practice or promulgated, of classifying such items in revenues. If significant, please disclose any exchange rate changes subsequent to year-end and its effects on unsettled balances related to foreign currency transactions. Please refer to paragraph 32 of SFAS 52.

Oil and Gas Operations, page 87

8. We note that you account for your oil and gas activities under the full cost method and are subject to a ceiling test. You maintain a portfolio of swaps to hedge a portion of your crude oil and natural gas production. These derivative transactions are accounted for as cash flow hedges. Please tell us if your computation of the limitation of capitalized costs includes the impact of the aforementioned cash flow hedges. Please refer to SAB Topic 12:
D(3)(b).



Revenue Recognition, page 89

9. We note that you sell a substantial majority of your unregulated capacity and energy under tolling arrangements. We assume you classify such revenues net of the related fuel costs. If you classify such transactions on a gross basis explain your rationale under EITF 99-19 and explain why such contracts do not constitute energy trading. In doing so, please reference each of the indicators of gross and net revenue reporting in EITF 99-19.

Earnings Per Share of Common Stock, page 89

10. We note that you granted restricted common shares and/or restricted stock units in each of the last three fiscal years and such awards could be subject to return. Please tell us your treatment of these shares in determining the number of shares outstanding used in your calculation of basic and diluted earnings
per share.   Refer to paragraph 10 of SFAS 128.  In addition,
please
help us understand how you determined that your restricted shares are anti-dilutive.

Note 4.  Property, Plant and Equipment, page 98

11. You disclose that separate categories of property, plant and equipment are depreciated over a wide range of useful lives.
Please
disclose the weighted average useful lives related to each category.

12. If rate recovery of generation-related costs becomes unlikely or uncertain, due to competition or regulatory action, the provisions of
SFAS 71 may no longer apply to Black Hill Power`s generation operations. In the event that Black Hills Power determines that it no longer meets the criteria for following SFAS 71, the accounting impact could include a material charge to your consolidated statement of income. Please disclose the amount of carrying value of your regulated generation assets that would not exist if such plant would have been accounted for outside of SFAS 71 for all periods presented.

Note 15. Gain on Sale of Assets, page 107

13. Please tell us your basis for offsetting the gain to "Operating expenses". We may have further comment.




Note 18. Other Comprehensive Income (Loss), page 111

14. Please tell us your accounting treatment for payments on or receipts from interest rate swap agreements designated as cash flow hedges whose underlying debt has interest expense that is capitalized. Please include the capitalization policy associated with the payments or receipts on such interest rate swaps and the period(s) in which such payments or receipts impact earnings. Refer to EITF 99-9.

15. We note that you included the reclassification adjustment in
2003
for interest rate swaps designated as cash flow hedges settled as part of an asset sale and included in net income. Please revise your
Consolidated Statements of Stockholders` Equity and Note 11 Comprehensive Loss to include the reclassification adjustments related to gains or losses on your cash flow hedges that were realized and included in net income for all applicable periods. Please refer to paragraphs 18-21 of SFAS 130.

Note 20. Employee Benefit Plans, page 114

16. Please explain to us how you calculate the market related value
of plan assets as that term is defined in SFAS 87.   Since there
are
alternative ways to calculate the market value of plan assets and it has a direct impact on your pension expense, we believe you should disclose how you determine this amount in future filings.

Note 23. Business Segments, page 129

17. Please provide information about the extent of reliance on your major customers. If revenues from transactions with a single external customer amount to 10 percent or more of your revenues, you should disclose that fact, and the total amount of revenues from each such customer. Please refer to paragraph 39 of SFAS 131.

Note 25.  Cheyenne Acquisition, page 134

18. Please tell us how you accounted for any contracts between yourself and CLF&P in the application of purchase accounting. In this regard, tell us whether any amounts existed on either your books of CLF&P relating to such contracts immediately prior to consummation.



Note 26. Oil and Gas Reserves and Related Financial Data

Reserves, page 135

19. We note the large negative revision in gas reserves in 2004 which you attribute primarily to the East Blanco Field in New Mexico. Based on the drilling and well work and the apparent lower than expected production, did you lower per well PUD reserves in 2004 for the remaining PUD locations in the East Blanco Field? Were the total
East Blanco Field reserves reduced and if so by how much and what was the basis for the reduction? Supplementally, please clarify this reserve revision to us.

20. Supplementally, tell us how much the reserves that were written off at the East Blanco field in 2004 lowered your DD&A and increased earnings in 2003. Do you consider this amount to be material?
We
may have additional comments.

		```````````````````````````````````````````````Please
respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments,
please
direct them to John Cannarella, Staff Accountant, at (202) 551-
3337
or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosure issues may be directed to H.
Christopher Owings, Assistant Director, at (202) 551-3725.


                Sincerely,



		          Jim Allegretto
                                  Sr. Assistant Chief Accountant
`


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Mr. David R. Emery
Black Hills Corporation
Black Hills Power, Inc.
June 29, 2005
Page 3